LaneAxis, Inc.

ANNUAL REPORT

LaneAxis, Inc.
3200 Park Center Dr., Suite 1400
Costa Mesa, CA. 92626
www.laneaxis.com

This Annual Report is dated May 25, 2020

BUSINESS[1]

Company Overview

LaneAxis, Inc., a Delaware corporation ("we," "us," "our" or the "Company"), is a SaaS company leveraging patented technology to eliminate phone calls, faxes, emails and other inefficient processes plaguing millions of freight movements every day. LaneAxis FreightVISION™ fixes this by providing real-time tracking, electronic documentation, load level driver messaging, in-app trucker-specific navigation, and driver & location based data for a fee per load. LaneAxis FreightLINK™ is another first-of-its kind product that connects shippers directly to drivers and data via a vast independent trucker network.

LaneAxis has built an on-demand logistics network to solve industry-wide problems, connecting all parties in a singular transportation ecosystem. LaneAxis believes that it at the forefront of the transportation driver and data network supported by patented software. The LaneAxis platform provides shippers visibility to a filtered query driver pool, allowing drivers to receive "revenue alerts' in advance via network visibility. Once connected, loads are tracked in real-time, monitors truck capacity which allows drivers to pick up additional loads, and then sends electronic documentation to the shippers. LaneAxis leverages smart technology to help the trucking industry reach a new level of efficiency and predictive analytics to forecast available drivers providing visibility to where drivers currently are located and to their delivery location.   *Corporate Structure*

LaneAxis has two wholly-owned subsidiaries, which s,   have no active business operations, employees, and revenues. The subsidiaries were created for the purposes of investments and activities which did not come to fruition. LaneAxis plans to wind down and close both entities.

Competitors and Industry

The LaneAxis Carrier and Shipper Portal's main competitors are Verizon Connect, Geotab, Fourkites, 10-4 and Uber Freight. The competitors listed are load boards with mobile tracking but not a driver network system with query able access to directly connect to drivers.

The LaneAxis Professional Trucker app's main competitors are Trucker Path and Truck Map. The LaneAxis Professional Trucker app connects to the LaneAxis network portal. A data driver network that provides real-time tracking, e-docs and direct connectivity.

When it comes to the complete system as a whole , LaneAxis differentiates from its competitors by not only improving the process of moving products today but introducing new KPI's, data, and visibility into freight management and movement.

Current Stage and Roadmap

Prior Kev Developments

2015 – Incorporation of LaneAxis, Inc.

2018 - LaneAxis IP is developed.

Q2 2019 - Forged multiple strategic partnerships, including with American Association of Owner Operators, Pilot Flying J and HERE truck specific mappingQ4 2019 - Mobile application went live on Playstore and is fully functional, adding over 1,000 new customers in 04 2019. Truck drivers use the app daily for truck specific navigation. Future development will allow drivers to direct freight in the app.

Current Development Stage and Future Roadmap

Today, LaneAxis has several thousand drivers using the Professional Trucker App that connect to the Shipper-Carrier Direct Optimization Platform that provides real-time tracking, e-docs, load level messaging, analytic data sets and historical archival records.

Q1 2020 - 2,000+ new customers[2] to the mobile application so far in Q1. The Company experience 25%+ monthly growth rate in Q1 from Q4.

Q2 2020 - Closed Start Engine crowdfunding campaign. Planning carrier portal launch and to make it fully functional.

Q3 2020 - We believe shipper portal will be fully functional and gain users in Q3. We also plan to ramp up marketing to grow driver network and revenue via $0.99 carrier/broker track your shipment charge.

Q4 2020 – we plan to further develop the platform to allow shipper direct queries via the LaneAxis driver network and connect directly within seconds.

Q1 2021 – we plan to advance network visibility. LaneAxis network algorithms are anticipated to provide days in advance visibility to both shippers and drivers helping reduce the one million daily empty truck movements.

Previous Offerings

Between February 21, 2020 and May 25, 2020, we sold 2,379,020 shares of our common stock at a price of $0.41 per share via a Regulation Crowdfunding offering.

We have made the following issuances of securities within the last three years and as of February 21, 2020:

Type of security sold: Convertible Note
Final amount sold: $410,000.00
Use of proceeds: First system design

_____

Date: January 01, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Working capital
Date: October 04, 2019
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 7,322,635
Use of proceeds: Shares issued during 2017 for services and other considerations.
Date: December 31, 2017
Offering exemption relied upon: Section 4(a)(2) and/or Rule 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $386.00
Number of Securities Sold: 3,855,482
Use of proceeds: Shares issued during 2019 for services and other consideration and as a result of conversion of certain outstanding promissory notes.
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2) and/or Rule 506(b)

Litigation

LaneAxis was previously involved in two lawsuits which were resolved, one in 2018 and one in 2016. The 2016 suit was an alleged patent infringement suit which was settled without LaneAxis having to pay any damages. The 2018 suit arose in connection with a business venture with another company and resulted from a disagreement between the founders of such company and LaneAxis' management and has since been settled.

There are currently no active or outstanding lawsuits.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION[3]

Operating Results – 2019 fiscal year as compared to 2018 fiscal year

There are multiple circumstances which led to the performance on our financial statements.

First, LaneAxis was incorporated in June 2015, and developed an original system as a shipper to an easier platform that focused on major shippers inviting their carrier networks. At that time, there was a lack of technology being used by drivers in the industry which gave us limited functional abilities to develop our software. In 2016 and 2017, as beta testing progressed only 18a to 22a of the drivers had smartphones. Furthermore, those drivers that did use smartphones did not want to use their data on our service or did not want to be tracked. There was no device for the LaneAxis' software to run the load tracking and electronic documentation capabilities.

Second, as time progressed, in 2018, the Company's focus was on blockchain and tokenizing the platform for future network monitoring while technology caught up in the transportation industry. In the beginning of 2019, the Company forged a partnership with AAOO, Pilot Flying J and HERE, a truck-specific navigation system. AAOO's partnership with our Company connected AAOO's 100,000+ driver network with the LaneAxis Professional Trucker App. The App was engineered to integrate into the members' mouse system in order to extract member benefits. Driver gains truck- specific mapping with all Pilot Flying J location and every 15-minute price updates. Furthermore, driver locations are accessed inside the LaneAxis network portal. This development required a substantial amount of capital funding.

As the network grows, shippers will have the ability to bid and connect directly to drivers. The current focus of the fee-based shipment tracking is geared towards the millions of loads a day that are being managed by phones, paperwork and emails.

At the end of 2019, the tracking industry went through an upheaval because of the implementation of the electronic logging device mandate (the " ELD Mandate"). The ELD Mandate enforces the hours of service law, which how much truck drivers can drive and when. They cannot drive for more than 11 hours during a 14- hour period.
In conclusion, the industry was not moving at the same pace as the technology LaneAxis was developing in the past until 2019. In 2019, major development cost was incurred to re-engineer and integrate partnerships to the platform.

Revenue – we did not generate any revenues in fiscal year 2019 as most of our efforts were devoted to the buildout of the LaneAxis platform.

Operating Loss – we incurred an operating loss of $612,662 during the 2019 fiscal year, as compared to an operating loss of $357,992 in the fiscal year 2018. Our 2019 operating loss was driven by general and administrative expenses of $363,097, research and development expenses of $151,777 and sales and marketing expenses of $612,662.

Interest Expense – we incurred interest expense of $14,050 during the 2019 fiscal year, as compared to an interest expense of $14,000 in the fiscal year 2018. Our interest expense was driven by the interest due on our outstanding promissory notes.

Net Loss – we incurred a net loss of $626,712 during the 2019 fiscal year, as compared to a net loss of $371,992 in the fiscal year 2018. Our 2019 net loss was driven by general and administrative, research and development and marketing expenses as described above. **Liquidity and Capital Resources**

At December 31, 2019, the Company had cash and cash equivalents of $33,185. The Company expects that it will need to raise additional funds in the future through offerings of equity and/or debt securities in order to fully implement its business plan, continue to develop its solutions and for working capital. The Company's long-term ability to continue as a going concern is dependent upon its ability to generate material revenues, reduce costs, achieve a satisfactory level of profitable operations, and obtain additional sources of suitable and adequate financing. Its ability to continue as a going concern is also dependent its ability to further develop and execute on its business plan. There can be no assurance that management's attempts at any or all of these endeavors will be successful.

We have 44 shareholders, no banking lines of credit, $100,000 of shareholder loans as of December 31, 2019.

Debt

Creditor: Shareholder convertible notes
Amount owed: $350,000.00
Interest Rate: 4.0%
Maturity Date: July 12, 2018

Creditor: Certain shareholder
Interest Rate: 12.0%
Maturity Date: October 04, 2022
The related interest expense was $14,050 and $14,000 for fiscal years 2019 and 2018, respectively. As of December 31, 2019 and December 31, 2018, the accrued interest was $49,397 and 35,397, respectively.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of May 25, 2020 are as follows:

Officers and Directors

Name: Rick L. Burnett

Rick L. Burnett's current primary role is with the Company. Positions and offices currently held with the Company:

Position: Founder/Chairman and CEO
Dates of Service: January 01, 2015 - Present
Responsibilities: All company operations. Currently Rick Burnett draws a salary of $100,000.00 annually and there is no equity compensation plan in place at this time.

Position: Director
Dates of Service: January 01, 2015 - Present
Responsibilities: Corporate management.

Name: R. Mason Burnett

R. Mason Burnett's current primary role is with the Company.

Positions and offices currently held with the Company:

Position: Chief Operating Officer
Dates of Service: January 01, 2018 - Present
Responsibilities: Operations of product development. Currently, Mason draws a salary of $72,000.00 annually and there is no equity compensation plan in place at this time.

Position: Director
Dates of Service: May 21, 2018 - Present
Responsibilities: Corporate management.

Name: Andrew Rivera

Andrew Rivera's current primary role is with the Company. Positions and offices currently held with the Company:

Position: Chief Marketing Officer
Dates of Service: January 01, 2016 - Present
Responsibilities: Communications and Marketing. Currently, Andrew draws a $72,000.00 annual salary and as of December 31, 2019, received a total of 59,000 shares of the Company's common stock.

Other business experience in the past three years:

Employer: Budbo, Inc.
Title: Communications Director - Contract Position

Dates of Service: March 01, 2017 - July 01, 2018
Responsibilities: Lead writer and content creator for data analytics company during its global marketing campaign.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of our current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage of Outstanding Common Stock
Rick L. Burnett	5,505,635	Common Stock	30.5%
R. Mason Burnett	0	Common Stock	-
Andrew Rivera	59,000	Common Stock	*
All current directors and executive officers as a group (3 persons)	5,564,635	Common Stock	30.9%

* less than 1%.

RELATED PARTY TRANSACTIONS

Name of Entity: Charles T. Sellers
Relationship to Company: Minority shareholder
Nature / amount of interest in the transaction: Note is for three years at 12% interest only per year.

Material Terms: During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a certain shareholder. The interest rate is 12% per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31, 2019, the outstanding balance was $100,000.

OUR SECURITIES

The Company is authorized to issue shares of its common stock and preferred stock. As of December 31, 2019, the Company had issued and outstanding shares of common stock, convertible notes payable, and other convertible notes. During the quarter ending June 30, 2020, the Company sold 2,379,020 shares of its common stock at a price of $0.41 per share via a Regulation Crowdfunding offering.

Common Stock

The Company is authorized to issue up to 50,000,000 shares of its common stock, with 18,030,640 shares issued and outstanding as of December 31, 2019.

Voting Rights

Standard voting rights.

Material Rights

In addition to the total outstanding shares, 1,308,044 shares of the Company's common stock are underlying to the Company's outstanding convertible notes based on their current terms.

Preferred Stock

The Company is authorized to issue up to 2,000,000 shares of its preferred stock, with no shares issued and outstanding as of December 31, 2019.

Voting Rights

As there have been no shares of preferred stock issued to date, no voting rights have been determined for such shares.

Material Rights

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. In the event that at any time the Board of Directors shall have established and designated one or more series of Preferred Stock consisting of a number of shares less than all of the authorized number of shares of Preferred Stock, the remaining authorized shares of Preferred Stock shall be deemed to be shares of an undesignated series of Preferred Stock unless and until designated by the Board of Directors as being part of a series previously established or a new series then being established by the Board of Directors. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time thereafter authorize an increase or decrease in the number of shares of any such series except as set forth in the Preferred Stock Designation for such series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of authorized undesignated Preferred Stock unless and until designated by the Board of Directors as being a part of a series previously established or a new series then being established by the Board of Directors. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock or of any series thereof, voting as a separate class, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

Convertible Notes Payable

As of December 31, 2019, these notes may convert at the holders' option into common stock or preferred stock, depending on terms of the conversion, and the terms of the Convertible notes payable are outlined below:

Amount outstanding: $ 350,000.00
Maturity Date: July 12, 2018
Interest Rate: 4.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Change of control or optional conversion.
The Company expects to convert these outstanding convertible notes at two times the outstanding principal, no interest, at their original conversion price of $0.4587 per share. $50,000 was subsequently converted in the first quarter of 2020.

Other Convertible Notes

These notes may convert at the holder's option into shares of common stock and the terms of the notes are outlined below:

Amount outstanding: $ 100,000.00
Maturity Date: October 4, 2022
Interest Rate: 12.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Optional

As of December 31, 2019, the outstanding balance was $100,000. The entire balance was classified as non-current.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the Company that a shareholder owns will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).


RESTRICTIONS ON TRANSFER


The common stock sold in the Regulation Crowdfunding offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 25, 2020.

LaneAxis, Inc.

By   /s/ *Rick L. Burnett*

Rick Burnett
_____

Name: Rick L. Burnett

Title: Chief Executive Officer

FINANCIAL STATEMENTS

CERTIFICATION

I, Rick L. Burnett, Principal Executive Officer of LaneAxis, Inc., hereby certify that the financial statements of LaneAxis, Inc. included in this Annual Report on Form C-AR are true and complete in all material respects.

/s/ *Rick Burnett*

Chief Executive Officer

LANEAXIS, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
LaneAxis, Inc.
Huntington Beach, California

We have reviewed the accompanying financial statements of LaneAxis, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 1, 2020
Los Angeles, California

LANEAXIS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	33,185	$	11,674
Total current assets		**33,185**		**11,674**
Property and equipment, net		12,494		14,211
Intangible assets, net		2,161,453		2,335,077
Total assets	**$**	**2,207,132**	**$**	**2,360,963**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Current portion of notes payable	$	350,000	$	350,000
Other current liabilities		49,397		35,397
Total current liabilities		**399,397**		**385,397**
Notes payable		100,000		-
Total liabilities		**499,397**		**385,397**
STOCKHOLDERS' EQUITY				
Common Stock		1,763		1,377
Additional Paid in Capital		3,925,799		3,567,303
Retained earnings/(Accumulated Deficit)		(2,219,826)		(1,593,114)
Total stockholders' equity		**1,707,736**		**1,975,566**
Total liabilities and members' equity	**$**	**2,207,132**	**$**	**2,360,963**

See accompanying notes to financial statements.

LANEAXIS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
Net revenue	$ -	$ 418,428
Operating expenses		
General and administrative	363,097	555,418
Research and development	151,777	115,171
Sales and marketing	97,788	105,832
Total operating expenses	612,662	776,420
Operating income/(loss)	(612,662)	(357,992)
Interest expense	14,050	14,000
Income/(Loss) before provision for income taxes	(626,712)	(371,992)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (626,712)**	**$ (371,992)**

See accompanying notes to financial statements.

LANEAXIS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2017	**12,005,135**	**$ 1,201**	**$ 3,346,231**	**$ (1,221,122)**	**$ 2,126,309**
	-				
Net income/(loss)	-	-	-	(371,992)	**(371,992)**
Issuance of shares	1,768,000	177	326,442	-	**326,619**
Capital Dividends	-	-	(105,370)	-	**(105,370)**
Balance—December 31, 2018	**13,773,135**	**$ 1,377**	**$ 3,567,302**	**$ (1,593,114)**	**1,975,566**
Net income/(loss)	-	-	-	(626,712)	**(626,712)**
Issuance of shares	3,855,482	386	488,493	-	**488,878**
Capital Dividends	-	-	(129,996)	-	**(129,996)**
Balance—December 31, 2019	**17,628,617**	**$ 1,763**	**$ 3,925,799**	**$ (2,219,826)**	**$ 1,707,736**

See accompanying notes to financial statements.

LANEAXIS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (626,712) $	(371,992)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of proprety	3,318	1,579
Amortization of intangibles	173,624	164,985
Changes in operating assets and liabilities:		
Other current liabilities	14,000	14,000
Net cash provided/(used) by operating activities	**(435,770)**	**(191,428)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(1,601)	(15,790)
Purchases of intangible assets	-	(2,356)
Net cash provided/(used) in investing activities	**(1,601)**	**(18,146)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Notes	100,000	-
Issuance of Common Shares	488,878	326,619
Capital Dividend Payment	(129,996)	(105,370)
Net cash provided/(used) by financing activities	**458,882**	**221,248**
Change in cash	21,512	11,674
Cash—beginning of year	11,674	-
Cash—end of year	**$ 33,186 $**	**11,674**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ - $	-
Cash paid during the year for income taxes	$ - $	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ - $	-
Conversion of debt into equity	$ - $	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

LaneAxis, Inc. was formed on June 4, 2015 in the state of Delaware. The financial statements of LaneAxis, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Huntington Beach, California.

LaneAxis, Inc. is a software company leveraging patented technology to eliminate phone calls, faxing, emails and other outdated processes from the supply chain industry. The LaneAxis Professional Trucker App integrates directly with the carrier portal and provides free truck specific navigation, in app messaging to carriers/shippers and opportunities to direct access of loads.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

LaneAxis, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 1, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as a result of its lease agreements.

3.   **DETAILS OF CERTAIN ASSETS AND LIABILITIES**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
Interest payable	$	49,397	$	35,397
Total Other Current Liabilities	**$**	**49,397**	**$**	**35,397**

4. PROPERTY AND EQUIPMENT

As of December 31, 2019 and December 31, 2018, property and equipment consists of:

As of Year Ended December 31,		2019		2018
Equipment	$	17,391	$	15,790
Property and Equipment, at Cost		**17,391**		**15,790**
Accumulated depreciation		(4,897)		(1,579)
Property and Equipment, Net	**$**	**12,494**	**$**	**14,211**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $3,318 and $1,579, respectively.

5. INTANGIBLE ASSETS

The components of the Company's intangible assets consist of the following definite-lived assets:

As of Year Ended December 31,		2019		2018
Intangible assets	$	**2,604,362**	$	**2,604,362**
Intellectual property and Patents	$	2,604,362	$	2,604,362
Accumulated amortization		(442,909)		(269,285)
Intangible assets, Net	$	**2,161,453**	$	**2,335,077**

Amortization expense for the year ended December 31, 2019 and 2018 was $173,624 and $164,985, respectively. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2019:

Period	Amortization Expense
2020	$ 173,624
2021	173,624
2022	173,624
2023	173,624
2024	173,624
Thereafter	1,293,332
Total	**$ 2,161,453**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of December 31, 2019 consisted of 50,000,000 shares designated as common shares. As of December 31, 2018 and December 31, 2019, 13,733,135 and 17,628,617 of common shares have been issued and are outstanding.

Preferred Stock

The Company's authorized share capital as of December 31, 2019 consisted of 2,000,000 designated as preferred shares. None of the preferred shares have been issued and are outstanding.

7. DEBT

Promissory Notes

During fiscal years 2016 and 2017, the Company entered into a series of Convertible Promissory Notes amounting to $350,000. The interest rate is 4% per annum. The principal and accrued interest are payable on demand. As of December 2018 and December 2019, the outstanding balance was $350,000. The entire balance was classified as current.

During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a certain shareholder. The interest rate is 12% per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31 2019, the outstanding balance was $100,000. The entire balance was classified as non-current.

The related interest expense was $14,050 and $14,000 for fiscal years 2019 and 2018, respectively. As of December 31, 2019 and December 31, 2018, the accrued interest was $49,397 and 35,397, respectively.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (76,008)	$ (111,002)
Valuation Allowance	76,008	111,002
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (662,396)	$ (475,385)
Valuation Allowance	662,396	475,385
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019 and December 31, 2018. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $466,163 which will begin to expire in 2035. The Company had state NOL carryforwards of approximately $196,233, which will begin to expire in 2035. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019 and December 31, 2018, the Company had no unrecognized tax benefits.

LANEAXIS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

9.   RELATED PARTY

During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a certain shareholder. The interest rate is 12% per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31 2019, the outstanding balance was $100,000.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company did not enter into any operating leases as of December 31, 2019 and December 31, 2018.

Rent expense for the fiscal years 2019 and 2018 was $25,766 and $13,843, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019 and December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 1, 2020, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has a stockholder's deficit of $2,219,826 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.